UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) press release announcing the date of the release of the second quarter and half-year period ended September 30, 2022 financial results of the Company, which is attached hereto as Exhibit 99.1.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200 and 333-267850) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit	Description
99.1	Press release dated November 2, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: November 2, 2022

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

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